SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2009

Commission File No. 1-31690

TransCanada Corporation
(Translation of Registrant's Name into English)

450 – 1 Street S.W., Calgary, Alberta, T2P 5H1, Canada
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F                      ☐                      Form 40-F                      ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Exhibits 13.1 to 13.3 to this report, furnished on Form 6-K, shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933, as amended, of the registrant: Form S-8 (File Nos. 333-5916, 333-8470, 333-9130 and 333-151736), Form F-3 (File Nos. 33-13564 and 333-6132) and Form F-10 (File No. 333-151781).

Exhibit 99.1 to this report, furnished on Form 6-K, is furnished, not filed, and will not be incorporated by reference into any registration statement filed by the registrant under the Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 1, 2009

TRANSCANADA CORPORATION

By:	/s/ Gregory A. Lohnes
Gregory A. Lohnes
Executive Vice-President and
Chief Financial Officer

By:	/s/ G. Glenn Menuz
G. Glenn Menuz
Vice-President and Controller

EXHIBIT INDEX

13.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations of the registrant as at and for the period ended March 31, 2009.
13.2
Consolidated comparative interim unaudited financial statements of the registrant for the period ended March 31, 2009 (included in the registrant's First Quarter 2009 Quarterly Report to Shareholders).

13.3	U.S. GAAP reconciliation of the consolidated comparative interim unaudited financial statements of the registrant contained in the registrant's First Quarter 2009 Quarterly Report to Shareholders.
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer regarding Periodic Report containing Financial Statements.
32.2	Certification of Chief Financial Officer regarding Periodic Report containing Financial Statements.
99.1	A copy of the registrant’s news release of May 1, 2009.